Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

RATIO OF DEBT SERVICE COVERAGE

1999 - 2003

DEBT SERVICE COVERAGE:	2003	2002	2001	2000	1999
NET INCOME	$44,886	$51,836	$52,353	$45,139	$44,301

GAIN ON SALE OF REAL ESTATE	—	(3,838)	(4,296)	(3,567)	(7,909)
INTEREST INCOME	(414)	(680)	(1,150)	(943)	(732)
INTEREST EXPENSE	30,040	27,849	27,071	25,531	22,271
ADMIN DEPRECIATION	514	806	663	721	751
R/E DEPRECIATION	35,755	29,200	26,641	22,611	19,462

EBITDA	110,781	105,173	101,282	89,492	78,144

INTEREST EXPENSE	30,040	27,849	27,071	25,531	22,271
PRINCIPAL AMORT.	1,333	1,070	843	778	607

TOTAL DEBT SERVICE	31,373	28,919	27,914	26,309	22,878

DEBT SERVICE COVERAGE RATIO	3.53	3.64	3.63	3.40	3.42

WASHINGTON REAL ESTATE INVESTMENT TRUST

RATIO OF EARNINGS TO FIXED CHARGES

1999 - 2003

	2003	2002	2001	2000	1999
Income fr Continuing Ops Before Gain on Sale of Real Estate	$44,886	$48,080	$47,425	$40,687	$35,782
Interest Exp (including amort. of disc./prem.)	30,040	27,849	27,071	25,531	22,271

	74,926	75,929	74,496	66,218	58,053

Fixed Charges
Interest expense	30,040	27,849	27,071	25,531	22,271
Capitalized interest	248	121	—	—	224

	$30,288	$27,970	$27,071	$25,531	$22,495

Ratio of Earnings to Fixed Charges	2.47x	2.71x	2.75x	2.59x	2.58x